Exhibit 99

September 3, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We hereby inform that the penalties as given below have been imposed on the Bank. The details pertaining to the penalties are included in the annexures attached herewith:

1.	Penalty of Rs. 0.04 crore has been imposed on the Bank by Assistant Commissioner of State Tax, Tamil Nadu (Details provided in Annexure 1)

2.	Penalty of Rs. 0.01 crore has been imposed on the Bank by Superintendent of CGST, Punjab (Details provided in Annexure 1)

3.	Penalty of Rs. 20,830 imposed on the Bank by Assistant Commissioner of State Tax, Gujarat (Details provided in Annexure 1)

4.	Penalty of Rs. 24,300 imposed on the Bank by Assistant Commissioner of State Tax, Gujarat (Details provided in Annexure 1)

5.	Penalty of Rs. 0.01 crore imposed on the Bank by Deputy Commissioner of State Tax, Tamil Nadu (Details provided in Annexure 1)

6.	Penalty of Rs. 0.11 crore imposed on the Bank by Assistant Commissioner of Central Tax, Telangana (Details provided in Annexure 1)

7.	Penalty of Rs. 0.22 crore imposed on the Bank by Deputy Commissioner of State Tax, Tamil Nadu (Details provided in Annexure 1)

8.	Penalty of Rs. 0.13 crore imposed on the Bank by Joint Commissioner of State Tax, Chhattisgarh (Details provided in Annexure 1)

9.	Penalty of Rs. 0.22 crore has been imposed on the Bank by Sales Tax Officer, Delhi (Details provided in Annexure 1)

10.	Penalty of Rs. 0.01 crore has been imposed on the Bank by Deputy Commissioner of State Tax, Punjab (Details provided in Annexure 1)

11.	Penalty of Rs. 0.05 crore has been imposed on the Bank by Assistant Commissioner of CGST & Central Excise, Madhya Pradesh (Details provided in Annexure 1)

12.	Penalty of Rs. 0.07 crore has been imposed on the Bank by State Tax Officer, Gujarat (Details provided in Annexure 1)

The Bank is evaluating appropriate legal remedy, including appeal, as per law.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight

Annexure 1

1. Details w.r.t. Penalty of Rs. 0.04 crore has been imposed on the Bank by Assistant Commissioner of State Tax, Tamil Nadu

Sr. no	Particulars	Details
1.	Name of the authority	Assistant Commissioner of State Tax, Tamil Nadu
2.	Period Involved	F.Y. 2019-20
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged disallowance of input tax credit - Order passed under section 73 of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	29-08-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 0.81 crore (includes tax, interest and penalty)

2. Details w.r.t. Penalty of Rs. 0.01 crore has been imposed on the Bank by Superintendent of CGST, Punjab

Sr. no	Particulars	Details
1.	Name of the authority	Superintendent of CGST, Punjab
2.	Period Involved	F.Y. 2019-20
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged excess availment of input tax credit - Order passed under section 73 of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	30-08-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 0.15 crore (includes tax and penalty)

3.Details w.r.t. penalty of Rs. 20,830 imposed on the Bank by Assistant Commissioner of State Tax, Gujarat

Sr. No.	Particulars	Details
1.	Name of the authority	Assistant Commissioner of State Tax, Gujarat
2.	Period Involved	F.Y. 2019-20
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged excess availment of input tax credit - Order passed under section 73 of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	30-08-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 0.04 crore (includes tax, interest and penalty)

4. Details w.r.t. penalty of Rs.24, 300 imposed on the Bank by Assistant Commissioner of State Tax, Gujarat

Sr. no	Particulars	Details
1.	Name of the authority	Assistant Commissioner of State Tax, Gujarat
2.	Period Involved	F.Y. 2019-20
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged excess availment of input tax credit - Order passed under section 73 of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	31-08-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 0.05 crore (includes tax, interest and penalty)

5. Details w.r.t. penalty of Rs. 0.01 crore imposed on the Bank by Deputy Commissioner of State Tax, Tamil Nadu

Sr. no	Particulars	Details
1.	Name of the authority	Deputy Commissioner of State Tax, Tamil Nadu
2.	Period Involved	F.Y. 2019-20
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged excess availment of input tax credit - Order passed under section 73 of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	30-08-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 0.11 crore (includes tax and penalty)

6. Details w.r.t. penalty of Rs. 0.11 crore imposed on the Bank by Assistant Commissioner of Central Tax, Telangana

Sr. no	Particulars	Details
1.	Name of the authority	Assistant Commissioner of Central Tax, Telangana
2.	Period Involved	F.Y. 2019-20
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged short payment of tax and disallowance of input tax credit - Order passed under section 73 of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	30-08-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged short payment of tax and excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 1.16 crore (includes tax and penalty)

7. Details w.r.t. penalty of Rs. 0.22 crore imposed on the Bank by Deputy Commissioner of State Tax, Tamil Nadu

Sr. no	Particulars	Details
1.	Name of the authority	Deputy Commissioner of State Tax, Tamil Nadu
2.	Period Involved	F.Y. 2019-20
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged excess availment of input tax credit - Order passed under section 73 of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	30-08-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 2.39 crore (includes tax and penalty)

8. Details w.r.t. penalty of Rs. 0.13 crore imposed on the Bank by Joint Commissioner of State Tax, Chhattisgarh

Sr. no	Particulars	Details
1.	Name of the authority	Joint Commissioner of State Tax, Chhattisgarh
2.	Period Involved	F.Y. 2019-20
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged short payment of tax and disallowance of input tax credit - Order passed under section 73 (9) of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	30-08-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged short payment of tax and excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 2.73 crore (includes tax, interest and penalty)

9. Details w.r.t. penalty of Rs. 0.22 crore has been imposed on the Bank by Sales Tax Officer, Delhi

Sr. no	Particulars	Details
1.	Name of the authority	Sales Tax Officer, Delhi
2.	Period Involved	F.Y. 2019-20
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged excess availment of input tax credit - Order passed under section 73 (9) of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	31-08-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 4.17 crore (includes tax, interest and penalty)

10. Details w.r.t. Penalty of Rs. 0.01 crore has been imposed on the Bank by Deputy Commissioner of State Tax, Punjab

Sr. no	Particulars	Details
1.	Name of the authority	Deputy Commissioner of State Tax, Punjab
2.	Period Involved	F.Y. 2019-20
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged excess availment of input tax credit - Order passed under section 73 (9) of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	31-08-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 0.03 crore (includes tax, interest and penalty)

11. Details w.r.t. Penalty of Rs. 0.05 crore has been imposed on the Bank by Assistant Commissioner of CGST & Central Excise, Madhya Pradesh

Sr. no	Particulars	Details
1.	Name of the authority	Assistant Commissioner of CGST & Central Excise, Madhya Pradesh
2.	Period Involved	F.Y. 2019-20
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged excess availment of input tax credit - Order passed under section 73 (9) of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	02-09-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 0.56 crore (includes tax and penalty)

12. Details w.r.t. penalty of Rs. 0.07 crore has been imposed on the Bank by State Tax Officer, Gujarat

Sr. no	Particulars	Details
1.	Name of the authority	State Tax Officer, Gujarat
2.	Period Involved	F.Y. 2019-20
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged excess availment of input tax credit - Order passed under section 74 of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	02-09-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 0.20 crore (includes tax, interest and penalty)